Standardized Measure of Oil & Gas Quantities - Volume Rollforward
Year Ended December 31, 2013

The following table sets forth the Company’s net proved reserves, including the changes therein, and proved developed reserves:

	Crude Oil (Bbls)	Natural Gas (Mcf)
TOTAL PROVED RESERVES:
Beginning of period	417,549	-
Acquisition	572,461	3,139,595
Extensions and discoveries	231,500	-
Revisions of previous estimates	(165,045)	3,539
Production	(13,286)	(3,540)
End of period	1,043,179	3,139,594

PROVED DEVELOPED RESERVES
Proved developed producing	64,858	108,001
Proved developed nonproducing	48,234	205,250
Total	113,092	313,251

Total PUD	930,087	2,826,343

Standardized Measure of Oil & Gas Quantities - Volume Rollforward
Year Ended December 31, 2012

The following table sets forth the Company’s net proved reserves, including the changes therein, and proved developed reserves:
	Agreed to 10K

	Crude Oil (Bbls)	Natural Gas (Mcf)
TOTAL PROVED RESERVES:
Beginning of period	-	-
Purchase of Minerals in place	-	-
Extensions and discoveries	428,204	-
Revisions of previous estimates	-	-
Production	(10,655)	-
End of period	417,549	-

PROVED DEVELOPED RESERVES
Proved developed	24,804	-
Total	24,804	-

	392,745	-

Standardized Measure of Oil & Gas Quantities - Footnote
Year Ended December 31, 2013 & 2012

The standardized measure of discounted future net cash flows relating		Agreed to 10K
to proved oil and natural gas reserves is as follows :

Future cash inflows	$119,629,906	$41,103,000
Future production costs	(31,656,853)	(12,413,000)
Future development costs	(34,152,898)	(18,755,000)
Future income tax expense	(11,264,101)	(1,012,000)
Future net cash flows	42,556,054	8,923,000
10% annual discount for estimated
timing of cash flows	(22,865,456)	(6,014,000)
Standardized measure of discounted future
net cash flows related to proved reserves	$19,690,598	$2,909,000

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves
is as follows :		Nothing in PY 10K

Balance, beginning of period	$2,909,000	$-
Sales and transfers of oil and gas produced during the period	(905,125)	-
Net change in sales and transfer prices and in production (lifting) costs related to future production	1,136,290	-
Net change due to purchases of minerals in place	30,474,988	-
Net change due to extensions and discoveries	6,438,611	-
Changes in estimated future development costs	(17,355,723)	-
Previously estimated development costs incurred during the period	3,181,356	-
Net change due to revisions in quantity estimates	(4,573,917)	-
Other	3,132,303	-
Accretion of discount	329,960	-
Net change in income taxes	(5,077,145)	-
Balance, end of period	$19,690,598	$-

Standardized Measure of Oil & Gas Quantities - Detail Calculations
Year Ended December 31, 2013

EFFECTIVE FACTOR

Pretax net cash inflow before discount	53,560,146
Pretax net cash inflow after discount (PV-10)	26,524,574
Effective Factor	49.52%

COMPONENTS OF SMOG

Future cash inflows	119,629,906	WPCPA: Obtained from reserve report, oil and gas revenue
Future production costs (includes abandonment and net profits expense)	(31,656,853)	WPCPA: includes Ad Val. Tax prod. Tax, lease costs, well costs, other costs from reserve report
Future development costs	(34,152,898)
Future income tax expense	(11,264,101)

Future net cash flows	42,556,054
10% annual discount for estimated timing of cash flows	(22,865,456)

Standardized measure of DFNCF	19,690,598

RECAP OF DISCOUNT:

	Pretax	Tax	Total
Undiscounted	53,560,146	(11,264,101)	42,296,045
Discounted	26,524,574	(7,093,985)	19,430,589
Discount	27,035,572	(4,170,116)	22,865,456

NET CHANGE IN PRICE AND COST

	12/31/2012		12/31/2013
Revenues	41,103,000		119,629,906	Add back current year sales		Less Curent year extensions
Future production and development costs	(12,413,000)		(31,656,853)
Net	28,690,000		87,973,053	905,125	88,878,178	5,615,800	83,262,378
					1,552,569	231,500	1,321,069
Oil Reserves per Reserve Report	417,549	WPCPA: Per Reserve report 2012	1,043,179		$57.25		$63.03
Gas Reserves per Reserve Report	-		3,139,594
BOE	417,549		1,566,445

Avg price net of production cost	68.71049865		56.16095873

Change in prices and costs from 12/31/12			$(5.68)

12/31/12 Reserves			417,549
Less: 2013 production
Oil			(13,286)	WPCPA: From Depletion 2013-12-31 Schedule.
Gas			(3,540)
BOE			(13,876)

2012 reserves not sold			403,673

Net change in prices and cost, undisc			(2,294,470)

Disc factor			49.52%

Net change in prices and cost			(1,136,290)

CHANGE IN ESTIMATED FUTURE DEVELOPMENT COSTS

Development costs per 2012 reserve report	18,755,000
Less previously estimated costs incurred in 2013:	(3,181,356)	WPCPA: Obtained from O&G property rollforward for Johnson 2 well additions
Less development costs per 2013 Reserve Report	(34,152,898)
	(18,579,254)

Effective factor (used only first two years, when bulk of costs incurred)	93.41%
Changes in estimated future development costs	(17,355,722.85)

SALES OF OIL AND GAS PRODUCED

Sales:	Totals
	1,318,329	WPCPA: See 10K

Lease Operating Expense	413,204	WPCPA: See 10K
	905,125

VOLUME-RELATED CHANGES IN SMOG

	Oil	Gas	BOE
Extensions, discoveries, and improved recovery
Quantities	231,500	-	231,500
Avg price net of production cost			$56.16
Product			$13,001,262
Effective Factor			49.52%
			$6,438,611

Purchases of Minerals in Place
Quantities	572,461	3,139,595	1,095,727
Avg price net of production cost			$56.16
Product			$61,537,079
Effective Factor			49.52%
			$30,474,988	N/A

Sales of Minerals
Quantities	-	-	-
Avg price net of production cost			$56.16
Product			$-
Effective Factor			49.52%
			$-	N/A

Revisions of Previous Estimates
Quantities	(165,045)	3,539	(164,455)
Avg price net of production cost			$56.16
Product			$(9,235,950)
Effective Factor			49.52%
			$(4,573,917)

NET CHANGE IN INCOME TAXES
Method 1 - Compute change in undiscounted, then apply current discount factor.
Future income taxes at December 31, 2013	$(11,264,101)
Future income taxes at December 31, 2012	(1,012,000)
Change in undiscounted future income taxes	(10,252,101)
Effective Factor	49.52%
$(5,077,145)

Method 2 - Compute change in discounted.
Future income taxes at December 31, 2013	$(7,093,985)
Future income taxes at December 31, 2012	(499,433)
Change in undiscounted future income taxes	(6,594,552)

USED METHOD 2

ACCRETION OF DISCOUNT
Method 1 - Prior cash flows with current effective discount factors:

Year	12/31/12 Undisc. Cash Flow	12/31/2013 Factors	12/31/2012 Cash Flow reflecting 12/31/2013 Discount Rates
2013	(6,065,000)	1.00000000	(6,065,000)
2014	(2,100,800)	1.00164750	(2,104,261)
2015	3,245,900	0.86664311	2,813,037
2016	3,696,800	0.59780935	2,209,982
2017	2,523,400	0.71576986	1,806,174
2018	1,866,600	0.65321265	1,219,287
2019	1,443,100	0.59341893	856,363
2020	1,145,900	0.53925739	617,935
2021	925,500	0.49010132	453,589
2022	755,600	0.44539846	336,543
2023	611,500	0.40501425	247,666
2024	507,900	0.36815252	186,985
2025	395,700	0.33478840	132,476
2026	326,400	0.30408536	99,253
2027	251,000	0.27665016	69,439
REM	405,500	0.25165956	102,048
	-		-
	-		-
	-		-
	-		-
	-		-
	9,935,000		2,981,515
12/31/2012 pre-tax PV-10			3,299,600
Accretion, method 1			(318,085)

Method 2 - Prior PV-10 times 10%
12/31/12 pre-tax PV-10			3,299,600
Annual discount rate			10%
Accretion of discount			329,960

USED Method 2

RECAP OF CHANGE IN SMOG

Balance at 12/31/12		$2,909,000
Incremental acquisition		-
Net changes in prices and production costs		1,136,290
Net changes in future development costs		(17,355,723)
Sales of oil and gas produced, net		(905,125)
Extensions and discoveries		6,438,611
Purchases of reserves		30,474,988
Sales of reserves		-
Revisions of previous quantity estimates		(4,573,917)
Previously estimated development costs incurred		3,181,356
Net change in income taxes		(5,077,145)
Accretion of discount		329,960
Other	15.91%	3,132,303

Balance at December 31, 2013		$19,690,598

		0

Note that the following wells were added in the 2013 report but were not in the 2012 report		PV-10	Undiscounted	oil	gas
Johnson 2		916,800	1,111,000	18,500	0
Johnson 2 BP	Nathen Mceown: Removed as Probable not proven.				0
Johnson 4		519,900	668,000	13,800	0
LOC 11 AC		0	0	0	0
LOC 11 AC IPB		0	0	0	0
LOC 11 BUDA	Nathen Mceown: Removed as Probable not proven.				0
LOC 12 EF HZ		293,900	1,918,400	99,600	0
LOC 12 EF HZ IPB	Nathen Mceown: Removed as Probable not proven.				0
LOC 12 EF HZ IPS	Nathen Mceown: Removed as Probable not proven.				0
LOC 13 EF HZ		291,600	1,918,400	99,600	0
LOC 13 EF HZ IPB	Nathen Mceown: Removed as Probable not proven.				0
LOC 13 EF HZ IPS	Nathen Mceown: Removed as Probable not proven.				0
LOC 14 EF HZ	Nathen Mceown: Removed as Probable not proven.				0
LOC 14 EF HZ IPS	Nathen Mceown: Removed as Probable not proven.				0
LOC 15 EF HZ	Nathen Mceown: Removed as Probable not proven.				0
LOC 15 EF HZ IPS	Nathen Mceown: Removed as Probable not proven.				0
LOC 16 EF HZ	Nathen Mceown: Removed as Probable not proven.				0
LOC 16 EF HZ IPS	Nathen Mceown: Removed as Probable not proven.				0
		2,022,200	5,615,800	231,500	0

						Beg Tax Basis	7,810,066	a)										Tax rate			34.00%	Meas: Used the same tax rate from the 2012 SMOG.
																		NOL			12,620,377	b)
																						Nathen McEown: See tab .4 in the tax provision.
a)	Tie out of tax bases:
			Statutory Basis (TYL)		12/31/2013 Spot Rate	Statutory Basis (USD)
	Oil and Gas Properties		12,060,015	Nathen McEown: Book value of: 14242819-551890-695506. O&G deferred tax difference of -935408	0.6476	7,810,066

	Total		12,060,015			7,810,066

Collarini SEC Total Proved - 1/1/14

YEAR	Oil	Gas	BOE	Beg reserves (BOE)	Depletion Rate	Capital	Tax Basis	Accum Amort	Depletable tax basis	Amortization		UDFNCF	DFNCF	Factors	UDFNCF	Plus Capital	Amortization	Net taxable, pre NOL	NOL LIMIT	Net taxable	Tax expense	Disc Tax Expense
2014	141,427	536,147	230,785	1,566,447	14.733%	20,449,698	28,259,764		28,259,764	4,163,518	1	(5,712,904)	(5,722,316)	100.16475%	(5,712,904)	20,449,698	(4,163,518)	10,573,276	(10,573,276)	-	-	-
2015	123,471	461,613	200,407	1,335,662	15.004%	2,203,200	30,462,964	(4,163,518)	26,299,446	3,946,053	2	10,322,826	8,946,206	86.66431%	10,322,826	2,203,200	(3,946,053)	8,579,973	(2,047,101)	6,532,872	(2,221,177)	(1,924,968)
2016	130,596	259,663	173,873	1,135,255	15.316%	10,500,000	40,962,964	(8,109,571)	32,853,393	5,031,749	3	1,619,155	967,946	59.78094%	1,619,155	10,500,000	(5,031,749)	7,087,406		7,087,406	(2,409,718)	(1,440,552)
2017	105,369	190,049	137,044	961,382	14.255%	1,000,000	41,962,964	(13,141,320)	28,821,644	4,108,495	4	8,490,609	6,077,322	71.57699%	8,490,609	1,000,000	(4,108,495)	5,382,114		5,382,114	(1,829,919)	(1,309,801)
2018	72,230	152,867	97,708	824,338	11.853%	-	41,962,964	(17,249,815)	24,713,149	2,929,226	5	6,304,708	4,118,315	65.32126%	6,304,708	-	(2,929,226)	3,375,482		3,375,482	(1,147,664)	(749,669)
2019	56,106	129,176	77,635	726,630	10.684%	-	41,962,964	(20,179,041)	21,783,923	2,327,450	6	4,730,631	2,807,246	59.34189%	4,730,631	-	(2,327,450)	2,403,181		2,403,181	(817,082)	(484,872)
2020	46,622	112,568	65,383	648,995	10.074%	-	41,962,964	(22,506,491)	19,456,473	1,960,142	7	3,793,541	2,045,695	53.92574%	3,793,541	-	(1,960,142)	1,833,399		1,833,399	(623,356)	(336,149)
2021	40,151	100,192	56,850	583,612	9.741%	-	41,962,964	(24,466,633)	17,496,331	1,704,328	8	3,150,116	1,543,876	49.01013%	3,150,116	-	(1,704,328)	1,445,788		1,445,788	(491,568)	(240,918)
2022	35,397	90,567	50,492	526,762	9.585%	-	41,962,964	(26,170,961)	15,792,003	1,513,719	9	2,674,998	1,191,440	44.53985%	2,674,998	-	(1,513,719)	1,161,279		1,161,279	(394,835)	(175,859)
2023	31,735	82,839	45,542	476,270	9.562%	-	41,962,964	(27,684,681)	14,278,283	1,365,321	10	2,307,383	934,523	40.50143%	2,307,383	-	(1,365,321)	942,062		942,062	(320,301)	(129,726)
2024	28,807	76,480	41,554	430,728	9.647%	-	41,962,964	(29,050,002)	12,912,962	1,245,764	11	2,012,894	741,052	36.81525%	2,012,894	-	(1,245,764)	767,130		767,130	(260,824)	(96,023)
2025	26,401	71,144	38,258	389,174	9.831%	-	41,962,964	(30,295,765)	11,667,199	1,146,951	12	1,769,676	592,467	33.47884%	1,769,676	-	(1,146,951)	622,725		622,725	(211,726)	(70,883)
2026	24,016	66,591	35,115	350,916	10.007%	-	41,962,964	(31,442,717)	10,520,247	1,052,726	13	1,562,775	475,217	30.40854%	1,562,775	-	(1,052,726)	510,049		510,049	(173,417)	(52,734)
2027	21,583	62,567	32,011	315,801	10.136%	-	41,962,964	(32,495,443)	9,467,521	959,670	14	1,352,900	374,280	27.66502%	1,352,900	-	(959,670)	393,230		393,230	(133,698)	(36,988)
2028	17,529	58,832	27,334	283,790	9.632%	-	41,962,964	(33,455,113)	8,507,851	819,457	15	1,150,157	289,448	25.16596%	1,150,157	-	(819,457)	330,700		330,700	(112,438)	(28,296)
rem	141,739	688,299	256,456	256,456	100.000%	-	41,962,964	(34,274,570)	7,688,394	7,688,394	16	8,030,681	1,141,857	14.21868%	8,030,681	-	(7,688,394)	342,287		342,287	(116,378)	(16,547)

	1,043,179	3,139,594	1,566,447			34,152,898				41,962,964		53,560,146	26,524,574	49.52297%	53,560,146	34,152,898	(41,962,964)	45,750,080	(12,620,377)	33,129,703	(11,264,101)	(7,093,985)

											2014	(5,712,904)	(5,722,316)	(5,722,316)
											2015	10,322,826	3,223,890	8,946,206
											2016	1,619,155	4,191,836	967,946
											2017	8,490,609	10,269,158	6,077,322
											2018	6,304,708	14,387,473	4,118,315
											2019	4,730,631	17,194,719	2,807,246
											2020	3,793,541	19,240,414	2,045,695
											2021	3,150,116	20,784,290	1,543,876
											2022	2,674,998	21,975,730	1,191,440
											2023	2,307,383	22,910,253	934,523
											2024	2,012,894	23,651,305	741,052
											2025	1,769,676	24,243,772	592,467
											2026	1,562,775	24,718,989	475,217
											2027	1,352,900	25,093,269	374,280
											2028	1,150,157	25,382,717	289,448
											rem	8,030,681	26,524,574	1,141,857
												-	-	-
												-	-	-
												-	-	-
												-	-	-
												-	-	-

						Beg Tax Basis	7,810,066	a)										Tax rate			34.00%	Nathen McEown: See provision
																		NOL			5,616,449	b)
																						Nathen McEown: Used the same tax rate for SMOG as used for the pro forma tax in the audited BRCI May 31, 2011 pro forma tax. The rate used for the pro forma is 34%.
a)	Tie out of tax bases:
			Statutory Basis (TYL)		12/31/2012 Spot Rate	Statutory Basis (USD)
	Oil and Gas Properties		12,060,015		0.6476	7,810,066

	Total		12,060,015			7,810,066

Collarini SEC Total Proved - 1/1/13 plus 2013 and forward amounts from reserve report

YEAR	Oil	Gas	BOE	Beg reserves (BOE)	Depletion Rate	Capital	Tax Basis	Accum Amort	Depletable tax basis	Amortization		UDFNCF	DFNCF	Factors	UDFNCF	Plus Capital	Amortization	Net taxable, pre NOL	NOL LIMIT	Net taxable	Tax expense	Disc Tax Expense
2013	10,814	-	10,814	417,549	2.590%	6,950,000	14,760,066		14,760,066	382,267	1	(6,065,000)	(5,553,200)	91.56142%	(6,065,000)	6,950,000	(382,267)	502,733	(502,733)	-	-	-
2014	81,078	-	81,078	406,735	19.934%	9,075,000	23,835,066	(382,267)	23,452,799	4,675,049	2	(2,100,800)	(1,906,300)	90.74162%	(2,100,800)	9,075,000	(4,675,049)	2,299,151	(2,299,151)	-	-	-
2015	69,980	-	69,980	325,657	21.489%	2,550,000	26,385,066	(5,057,316)	21,327,750	4,583,092	3	3,245,900	2,530,500	77.95989%	3,245,900	2,550,000	(4,583,092)	1,212,808	(2,814,565)	(1,601,757)	544,597	424,567
2016	47,150	-	47,150	255,677	18.441%	-	26,385,066	(9,640,408)	16,744,658	3,087,922	4	3,696,800	2,658,400	71.91084%	3,696,800	-	(3,087,922)	608,878		608,878	(207,019)	(148,869)
2017	34,202	-	34,202	208,527	16.402%	-	26,385,066	(12,728,330)	13,656,736	2,239,939	5	2,523,400	1,648,200	65.31664%	2,523,400	-	(2,239,939)	283,461		283,461	(96,377)	(62,950)
2018	26,955	-	26,955	174,325	15.462%	-	26,385,066	(14,968,269)	11,416,797	1,765,322	6	1,866,600	136,800	7.32883%	1,866,600	-	(1,765,322)	101,278		101,278	(34,434)	(2,524)
2019	22,280	-	22,280	147,370	15.118%	-	26,385,066	(16,733,591)	9,651,475	1,459,150	7	1,443,100	1,749,700	121.24593%	1,443,100	-	(1,459,150)	(16,050)		(16,050)	5,457	6,616
2020	18,999	-	18,999	125,090	15.188%	-	26,385,066	(18,192,740)	8,192,326	1,244,272	8	1,145,900	561,600	49.00951%	1,145,900	-	(1,244,272)	(98,372)		(98,372)	33,447	16,392
2021	16,567	-	16,567	106,091	15.616%	-	26,385,066	(19,437,012)	6,948,054	1,084,997	9	925,500	412,500	44.57050%	925,500	-	(1,084,997)	(159,497)		(159,497)	54,229	24,170
2022	14,582	-	14,582	89,524	16.288%	-	26,385,066	(20,522,009)	5,863,057	954,996	10	755,600	306,000	40.49762%	755,600	-	(954,996)	(199,396)		(199,396)	67,795	27,455
2023	12,882	-	12,882	74,942	17.189%	-	26,385,066	(21,477,006)	4,908,060	843,661	11	611,500	225,100	36.81112%	611,500	-	(843,661)	(232,161)		(232,161)	78,935	29,057
2024	11,588	-	11,588	62,060	18.672%	-	26,385,066	(22,320,666)	4,064,400	758,915	12	507,900	170,100	33.49084%	507,900	-	(758,915)	(251,015)		(251,015)	85,345	28,583
2025	10,061	-	10,061	50,472	19.934%	-	26,385,066	(23,079,581)	3,305,485	658,909	13	395,700	120,600	30.47763%	395,700	-	(658,909)	(263,209)		(263,209)	89,491	27,275
2026	9,130	-	9,130	40,411	22.593%	-	26,385,066	(23,738,491)	2,646,575	597,937	14	326,400	90,400	27.69608%	326,400	-	(597,937)	(271,537)		(271,537)	92,323	25,570
2027	8,023	-	8,023	31,281	25.648%	-	26,385,066	(24,336,428)	2,048,638	525,438	15	251,000	63,200	25.17928%	251,000	-	(525,438)	(274,438)		(274,438)	93,309	23,495
Rem	23,258	-	23,258	23,258	100.000%	-	26,385,066	(24,861,866)	1,523,200	1,523,200	16	405,500	86,000	21.20838%	405,500	-	(1,523,200)	(1,117,700)		(1,117,700)	380,018	80,596

	417,549	-	417,549			18,575,000				26,385,066		9,935,000	3,299,600	33.21188%	9,935,000	18,575,000	(26,385,066)	2,124,934	(5,616,449)	(3,491,515)	1,187,116	499,433

											2013	(6,065,000)	(5,553,200)	(5,553,200)
											2014	(2,100,800)	(7,459,500)	(1,906,300)
											2015	3,245,900	(4,929,000)	2,530,500
											2016	3,696,800	(2,270,600)	2,658,400
											2017	2,523,400	(622,400)	1,648,200
											2018	1,866,600	(485,600)	136,800
											2019	1,443,100	1,264,100	1,749,700
											2020	1,145,900	1,825,700	561,600
											2021	925,500	2,238,200	412,500
											2022	755,600	2,544,200	306,000
											2023	611,500	2,769,300	225,100
											2024	507,900	2,939,400	170,100
											2025	395,700	3,060,000	120,600
											2026	326,400	3,150,400	90,400
											2027	251,000	3,213,600	63,200
											Rem	405,500	3,299,600	86,000